
10030132

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 A PART III

SEC FILE NUMBER
8- 50015

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TripleTree, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7601 France Avenue South, Suite 150
(No. and Street)

Edina (City) MN (State) 55435 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Marilynn Rowley (952)832-3341
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moquist Thorvilson Kaufmann Kennedy & Pieper LLC
(Name – *if individual, state last, first, middle name*)

7650 Edinborough Way, Suite 225 Edina, MN 55435
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.


SEC MAIL PROCESSING
RECEIVED
APR 1 8 2010
WASH, D.C.
205

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

4/23

OATH OR AFFIRMATION

I, Marilynn Rowley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TripleTree, LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



MARY JO KLEVEN
NOTARY PUBLIC
MINNESOTA
My Commission Expires Jan. 31, 2011

Signature

Controller

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



MOQUIST THORVILSON KAUFMANN
KENNEDY & PIEPER LLC

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILATION

Board of Governors
TripleTree, LLC
Edina, Minnesota

In accordance with rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Transitional Assessment Reconciliation - Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by TripleTree, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating TripleTree, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). TripleTree, LLC's management is responsible for TripleTree, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures performed and our findings are as follows:

1) We compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries, including copies of cancelled checks, noting no differences except for the 2009 SIPC-4 payment of $150 was excluded from Form SIPC-7T. We noted the Company filed an amended SIPC-7T on April 7, 2010 which included a complete list of 2009 SIPC payments;

2) We compared the total revenue amounts of the audited form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS report for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting a difference of $1,502,040. We noted the Company filed an amended SIPC-7T on April 7, 2010 which included the corrected revenue amount;

3) We compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting the Company had mistakenly excluded net gain from securities in investment accounts on the Form SIPC-7T. We noted the Company filed an amended SIPC-7T on April 7, 2010 which properly included this adjustment;

7650 Edinborough Way, Suite 225 · Edina, Minnesota 55435 · Phone 952-854-5700 · Fax 952-854-1163
3140 Harbor Lane, Suite 100 · Plymouth, Minnesota 55447 · Phone 763-550-1100 · Fax 763-550-1644
www.mtkcpa.com

4) We proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences other than: (1) the calculation had utilized an incorrect total revenue amount; (2) had mistakenly excluded an adjustment related to a net gain on securities in investment accounts; and (3) had excluded the 2009 SIPC-4 payment. We noted the Company filed an amended SIPC-7T on April 7, 2010 which included the proper amounts and we proved the arithmetical accuracy of the amended calculations reflected on the amended Form SIPC-7T and in the related schedules and working papers supporting the adjustments and including interest owed on the late payment, noting no differences and;

5) We compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting there were no overpayments.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of TripleTree, LLC and is not intended to be and should not be used by anyone other than this specified party.

Moquist Thorvilson Kaufmann Kennedy & Pieper LLC

Moquist Thorvilson Kaufmann Kennedy & Pieper LLC
Certified Public Accountants
Edina, Minnesota

April 8, 2010

TRIPLETREE, LLC
CALCULATION OF SIPC NET OPERATING REVENUES
AND GENERAL ASSESSMENT
For the period beginning April 1, 2009 and ending December 31, 2009

Total revenue for the period April 1, 2009 and December 31, 2009	$ 3,381,071
Deductions:	
Net gain from securities in investment accounts	(30,073)
SIPC net operating revenues	3,350,998
SIPC general assessment at .0025	8,377
Less:	
2009 SIPC-4 payment made December 31, 2008	(150) *
2009 SIPC-6 payment made August 14, 2009	(1,818) *
2009 SIPC-7T payment due before March 1, 2010	6,409
SIPC-7T payment made February 26, 2010	(2,880) *
Additional amount owed	3,529
Interest computed on payment 37 days past due at 20% per annum	73
Payment made April 7, 2010 with Amended Form SIPC-7T	3,602 *

* All SIPC payments were mailed to the the Securities Investor Protection Corporation, 805 15th St. N.W., Suite 800, Washington, D.C. 20005-2215

TRIPLETREE, LLC

AGREED UPON PROCEDURES
RELATED TO AN ENTITY'S
SIPC ASSESSMENT RECONCILIATION

For the Year Ended December 31, 2009